EXHIBIT 16

April 29, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Dear Sirs/Madam

We were previously independent accountants for Apex Resources Inc. until the date of March 16, 2016 when we informed Apex Resources Inc. that we resigned as its accountant effective immediately during a phone call with the President of Apex Resources Inc. On April 29, 2016, Apex Resources Inc. sent us a Form 8-K draft, informing us that we were dismissed. We have read Apex Resources Inc.'s statements included under Item 4.01(a) of its Form 8- K dated April 26, 2016, and we are not in a position to agree or disagree with Apex Resources Inc.'s statement that its board of directors approved our dismissal. We have no basis to either agree or disagree with other statements of the registrant contained in the Form 8-K.

Very truly yours,

/s/ KCC & Associates